Filed by ironSource Ltd.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Thoma Bravo Advantage

Commission File No.: 001-39889

Date: April 12, 2021

A New SPAC Offers a Way To Bet on the Company That Powers Many Of the Apps in Your Phone

By Shawn Tully

April 10, 2021, 5:00 PM GMT+1

A little-known, 11-year-old software provider in Tel Aviv named IronSource is the trailblazer and global leader in an explosive new category: helping fledgling app developers turn such creations as Join Clash and Stacky Dash into megahits. “It used to be that mainly the gaming giants like Activision commercialized mobile games, and we work with all of them,” cofounder and CEO Tomer Bar-Zeev told Fortune. “But the beauty today is that small indie developers that fashion great content can load on our platform and compete with the big guys.” IronSource reaches 2.3 billion monthly users via its platform connecting developers with advertisers. It’s those developers’ apps that you download to solve puzzles, order dinner, and stream news on your iPhone and Galaxy.

Now, IronSource has merged into a SPAC sponsored by Thoma Bravo, the Silicon Valley private equity titan that manages $80 billion in software holdings, tops in the PE industry. The deal values IronSource at $11.1 billion. “We have 55 people worldwide scouting software companies, and we know most of the ones out there,” says Orlando Bravo, Thoma Bravo’s billionaire cofounder and managing partner. “We’re looking for the best software companies we can find, and this is one of very best best in the world.” The SPAC, called Thomas Bravo Advantage trades under the ticker TBA.

A chart in IronSource’s investor presentation illustrates why Bravo ranks it at the top of the heap. The graphic presents an upside-down triangle that starts at the top slice with the universe of 3,600-plus global tech companies, narrows to the 255 at over $300 million in sales, shrinks in the next layer to the 32 boasting 80% gross margins—among them Autodesk and HubSpot—narrows to the 13 that also register 30% Ebitda margins, a class including Intuit, then skinnies to the single enterprise that checks all those boxes and also achieves revenue growth of over 50%. Standing solo in the bottom wedge is IronSource.

Bravo notes that the IronSource deal marks a milestone in Thoma Bravo’s history. As a buyout firm, it specializes in taking companies private. Its PE funds typically hold 100% or controlling stakes in the more than 40 software players in its portfolio. But Bravo reckoned that IronSource has the first-mover edge and exclusive technology to keep capturing a huge share of arguably the fastest-growing sector of software. The best way to exploit that potential is raising lots of cash and gaining access to public markets—a strategy that provides the firepower to expand through acquisitions. To achieve those goals, Thoma Bravo for the first time deployed a SPAC. “It’s a vehicle that allows us to partner and invest in companies that want to go public today,” says Bravo.

When the offering is completed, Thoma Bravo’s principals and its affiliated funds will own around 5% of IronSource, and a group of investors it recruited, including Fidelity, Morgan Stanley, and Tiger Capital, will hold another 17%. The vast majority of shares will remain in the hands of its eight founders and 800 employees.

Last year, IronSource’s sales jumped 83% to $332 million, and it expects that figure to almost double to $622 million by 2022. Its Ebitda in 2020 reached $104 million, or an impressive one dollar in free cash flow for every three in revenues; Bar-Zeev’s long-term goal is an even higher Ebitda-to-sales of 40%. IronSource’s “dollar expansion rate” with existing customers is 150%, meaning that its average client pays it 50% more each year than the year before—a $1 million customer in 2020 will typically purchase $1.5 million for its IronSource services in 2021. Once developers hop on the IronSource platform, they stick: Last year, it retained 97% of its customer list from 2019.

Bravo relishes the model because it provides extremely high returns on capital. “It’s the opposite of the templates of the past, where to grow earnings 20%, you need to grow assets 20%,” he says. “Warren Buffett would love this company.” Adds Bar-Zeev, “We can grow the top line fast without injecting outside capital. “

So far, the dollops of new investment yielding gobs of free cash approach is working. But bear in mind that growth through acquisitions is central to the IronSource strategy. This year it purchased two companies, including Luna Labs, a startup that enables developers to create and manage video and playable ads. The danger is that in its rush to expand, IronSource overpays for acquisitions. That’s been a major problem in the software industry. Young companies that achieve huge returns on capital in their early years often stumble by paying inflated prices for hotshots that can deliver only by adding lots of growth, and fail to do so. That pounds share prices by severely diluting existing shareholders. (Bravo notes that so far, IronSource has been careful in not paying excessively for acquisitions, and that it can grow well without relying on M&A.)

Roadblocks for app developers

Bar-Zeev and his seven cofounders started IronSource to overcome the roadblock they themselves encountered as app developers. As a computer scientist, Bar-Zeev launched several failed ventures in his twenties, and at age 32 decided to give entrepreneurship a last go. “It was one more startup, and if that flops, work for a big company,” he recalls. “My wife just had our second daughter, and I was broke. So we moved into the second floor of my parents’ house in Tel Mond.”

Prior to starting IronSource in 2010, Bar-Zeev specialized in hatching consumer web apps. Customers liked them, but his tiny shops lacked the cash and expertise to bring his handiwork to a wide audience. “I saw firsthand how hard it was to succeed in the app business,” he says. “It was much easier to create a product than build a business.” He says that virtually every app developer was struggling because they lacked automated tools to do things on a huge scale and couldn’t afford to assemble them in-house.

The narrative replayed when he and his partners started IronSource. The group developed appealing consumer apps for PCs; the mobile app economy was still in its infancy then. “It wasn’t enough to create great content,” says Bar-Zeev. “We needed to build the technology ourselves to grow.” Getting there would forge something similar to the cloud-storage revolution, he predicted. “With the cloud, you didn’t need on-premises for storage. Instead of hiring IT people, you could use Amazon’s AWS—just press a button to add computing power. That made it so much easier to start companies.”

Sundry startups benefited from outsourcing storage to Amazon and husbanding resources for their strengths. Bar-Zeev aimed to do the same thing for the mobile app economy. He and his partners saw that the best business for IronSource wasn’t creating content but building a platform for scaling great apps.

IronSource has two main types of customers. The first and largest group are game developers. “We provide the infrastructure to scale the app,” says Bar-Zeev. “We have a platform that can get a client’s app out to millions of users. We take care of monetization, analytics, and growing the customer base, so that the developers don’t have to do it themselves. We cover all their commercial operations except for developing apps, and things like accounting and HR.”

IronSource has a particularly strong mobile advertising platform. It helps developers attract users by finding the best way to advertise their apps, and guides them to making money by running campaigns for other developers’ games on their own apps. It also provides the technology enabling clients to build highly creative “playable” ads that attracts users inviting them sample interactive demo versions of their games.

IronSource handles 87 of the top 100 games downloaded in February. Among those it supports for large developers are Subway Surfers from Sybo and Homescapes from Playrix. The roster of hit apps from independents on its platform run the gamut from FreePlay’s Join Clash 3D, where players compete to gather the largest crowds, to Born2Play’s Stacky Dash, where folks navigate a maze to win by stacking towers of digital tiles.

The second major business is helping telco operators, an industry struggling with shrinking margins and sluggish growth. The data they provide is increasingly commoditized. Hence, they’re looking to create an enjoyable experience, and make their customers’ lives easier, by providing the best apps. To that end IronSource works with the likes of Orange, Boost, and Samsung as well.

One major challenge ahead? Today, mobile app platforms are free to track users who see ads for their clients’ games on another developer’s app. Hence, they can tell if the ads entice customers to purchase their clients’ games. But Apple is raising a potential roadblock to platforms such as IronSource. It will soon require that they get permission from the apps running the ads to follow their customers, a policy called “App Tracking Transparency.” That could make it much more difficult to discern what apps the new users for their clients’ games are coming from, and what ads attracted them. IronSource and the platforms may need to find new ways of tracking, so the impact on their growth remains uncertain.

It was fulfilling a crucial void in software that made IronSource successful. Now it’s bringing apps to millions that without the company might never have left a zany developer’s garage.

Additional Information and Where to Find It

This communication relates to a proposed transaction between ironSource and Thoma Bravo Advantage. This communication does not constitute (i) solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed transaction or (ii) an offer to sell or exchange, or the solicitation of an offer to buy or exchange, any security of Thoma Bravo Advantage, ironSource, or any of their respective affiliates, nor shall there be any sale of securities in any jurisdiction in which such offer, sale or exchange would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

In connection with the proposed transaction, ironSource filed a registration statement on Form F-4 with the SEC, which includes a proxy statement of Thoma Bravo Advantage in connection with Thoma Bravo Advantage’s solicitation of proxies for the vote by Thoma Bravo Advantage’s shareholders with respect to the proposed transaction and a prospectus of ironSource. Thoma Bravo Advantage also will file other documents regarding the proposed transaction with the SEC.

This communication does not contain all the information that should be considered concerning the proposed transaction and is not intended to form the basis of any investment decision or any other decision in respect of the proposed transaction. Before making any voting or investment decision, investors and security holders are urged to read the registration statement, the proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and security holders will be able to obtain free copies of the registration statement, proxy statement/prospectus and all other relevant documents filed or that will be filed with the SEC by ironSource and Thoma Bravo Advantage through the website maintained by the SEC at sec.report. In addition, the documents filed by ironSource may be obtained free of charge from ironSource’s website at http://www.is.com or by written request to ironSource at ironSource Ltd., Derech Menachem Begin 121, Tel Aviv-Yafo, Israel, and the documents filed by Thoma Bravo Advantage may be obtained free of charge from Thoma Bravo Advantage’s website at http://www.thomabravoadvantage.com or by written request to Thoma Bravo Advantage, 150 N. Riverside Plaza, Suite 2800, Chicago, Illinois 60606.

Participants in Solicitation

ironSource and Thoma Bravo and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Thoma Bravo’s shareholders in connection with the proposed transaction. Additional information regarding the interests of those persons and other persons who may be deemed participants in the proposed transaction may be obtained by reading the proxy statement/prospectus regarding the proposed transaction. You may obtain free copies of these documents as described in the preceding paragraph.

Forward-Looking Statements

This communication contains forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Thoma Bravo Advantage (“TBA”) and ironSource Ltd. (“ironSource”). All statements other than statements of historical facts contained in this communication, including statements regarding ironSource’s, TBA’s or the combined company’s future financial position, business strategy and plans and objectives of management for future operations, are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “could,” “intends,” “targets,” “projects,” “contemplates,” “believes,” “estimates,” “predicts,” “potential” or “continue” or the negative of these terms or other similar expressions. Forward-looking statements include, without limitation, ironSource’s or TBA’s expectations concerning the outlook for their or the combined company’s business, productivity, plans and goals for future operational improvements and capital investments, operational performance, future market conditions or economic performance and developments in the capital and credit markets and expected future financial performance, as well as any information concerning possible or assumed future results of operations of the combined company. Forward-looking statements also include statements regarding the expected benefits of the proposed transaction between ironSource and TBA.

Forward-looking statements involve a number of risks, uncertainties and assumptions, and actual results or events may differ materially from those projected or implied in those statements. Important factors that could cause such differences include, but are not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of TBA’s securities; (ii) the failure to satisfy the conditions to the consummation of the proposed transaction, including the adoption of the merger agreement by the shareholders of TBA and ironSource, the satisfaction of the minimum trust account amount following redemptions by TBA’s public shareholders and the receipt of certain governmental and regulatory approvals; (iii) the lack of a third party valuation in determining whether to pursue the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement; (v) the effect of the announcement or pendency of the transaction on ironSource’s business relationships, performance, and business generally; (vi) risks that the proposed transaction disrupts current plans of ironSource and potential difficulties in ironSource employee retention as a result of the proposed transaction; (vii) the outcome of any legal proceedings that may be instituted against ironSource or against TBA related to the merger agreement or the proposed transaction; (vii) the ability of ironSource to list its ordinary shares on the New York Stock Exchange; (ix) volatility in the price of the combined company’s securities due to a variety of factors, including changes in the competitive industry in which ironSource operates, variations in performance across competitors, changes in laws and regulations affecting ironSource’s business and changes in the combined capital structure; (x) the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and to identify and realize additional opportunities; (xi) ironSource’s markets are rapidly evolving and may decline or experience limited growth; (xii) ironSource’s reliance on operating system providers and app stores to support its platform; (xiii) ironSource’s ability to compete effectively in the markets in which it operates; (xiv) ironSource’s quarterly results of operations may fluctuate for a variety of reasons; (xv)

failure to maintain and enhance the ironSource brand; (xvi) ironSource’s dependence on its ability to retain and expand its existing customer relationships and attract new customers; (xvii) ironSource’s reliance on its customers that contribute more than $100,000 of annual revenue; (xviii) ironSource’s ability to successfully and efficiently manage its current and potential future growth; (xix) ironSource’s dependence upon the continued growth of the app economy and the increased usage of smartphones, tablets and other connected devices; (xx) ironSource’s dependence upon the success of the gaming and mobile app ecosystem and the risks generally associated with the gaming industry; (xxi) ironSource’s, and ironSource’s competitors’, ability to detect or prevent fraud on its platforms; (xxii) failure to prevent security breaches or unauthorized access to ironSource’s or its third-party service providers data; (xxiii) the global scope of ironSource’s operations, which are subject to laws and regulations worldwide, many of which are unsettled and still developing; (xxiv) the rapidly changing and increasingly stringent laws, contractual obligations and industry standards relating to privacy, data protection, data security and the protection of children; and (xxv) the effects of health epidemics, including the COVID-19 pandemic.

ironSource and TBA caution you against placing undue reliance on forward-looking statements, which reflect current beliefs and are based on information currently available as of the date a forward-looking statement is made. Forward-looking statements set forth herein speak only as of the date of this communication. Neither ironSource nor TBA undertakes any obligation to revise forward-looking statements to reflect future events, changes in circumstances, or changes in beliefs. In the event that any forward-looking statement is updated, no inference should be made that ironSource or TBA will make additional updates with respect to that statement, related matters, or any other forward-looking statements. Any corrections or revisions and other important assumptions and factors that could cause actual results to differ materially from forward-looking statements, including discussions of significant risk factors, may appear, up to the consummation of the proposed transaction, in TBA’s public filings with the SEC or, upon and following the consummation of the proposed transaction, in ironSource’s public filings with the SEC, which are or will be (as appropriate) accessible at sec.report and which you are advised to consult.